Filed pursuant to Rule 433

Registration No. 333-296395

Issuer Free Writing Prospectus dated June 2, 2026

Alphabet Announces Upsize and Pricing of $84.75 Billion Equity Capital Raise to Expand AI Infrastructure and Compute

Includes agreement by Berkshire Hathaway to invest $10 Billion in Alphabet in a private placement

MOUNTAIN VIEW, Calif. – June 2, 2026 – Alphabet Inc. (NASDAQ: GOOG, GOOGL) today announced the pricing of its previously announced registered public offerings of Class A Common Stock, Class C Capital Stock and depositary shares representing interests in mandatory convertible preferred stock. The gross proceeds of these offerings, together with potential gross proceeds of Alphabet’s previously announced $40 billion at-the-market offering program for the sale of Class A Common Stock and Class C Capital Stock over time, and concurrent $10 billion private placement, represent a total equity raise of $84.75 billion. The equity capital raise was upsized from the previously announced total equity raise of $80 billion.

Alphabet priced concurrent underwritten public offerings of 25,459,689 shares of Class A Common Stock at a public offering price of $355.1982 per share, 25,459,689 shares of Class C Capital Stock at a public offering price of $351.8018 per share, 167,500,000 Series A depositary shares, each representing a 1/20th interest in a share of newly issued 6.25% Series A Mandatory Convertible Preferred Stock at a public offering price of $50 per share, and 167,500,000 Series B depositary shares, each representing a 1/20th interest in a share of newly issued 6.25% Series B Mandatory Convertible Preferred Stock at a public offering price of $50 per share. Alphabet has granted to the underwriters of the Class A Common Stock and Class C Capital Stock offerings 30-day over-allotment options to purchase up to 3,818,953 additional shares of Class A Common Stock and up to 3,818,953 additional shares of Class C Capital Stock. Alphabet has granted the underwriters of each of its depositary share offerings over-allotment options to purchase up to an aggregate total of 50,000,000 additional depositary shares, split evenly between the two series, within a 13-day period beginning on, and including, the date Alphabet first issues the depositary shares. The Class A Common Stock and Class C Capital Stock offering was upsized to $18 billion from the previously announced offering size of $15 billion. The depositary share offerings were upsized to $16.75 billion from the previously announced offering size of $15 billion.

The offering of Class A Common Stock and Class C Capital Stock is expected to close on June 4, 2026 and the offerings of depositary shares are expected to close on June 5, 2026, subject to customary closing conditions. Closing of the underwritten depositary share offerings are not conditioned upon the underwritten stock offering or any sales under the ATM program, and the underwritten stock offering is not conditioned upon the underwritten depositary share offerings or any sales under the ATM program, and sales under the ATM program are not conditioned upon the underwritten offerings. Sales under the ATM program are not expected to commence until the third quarter of 2026, subject to market conditions and other factors.

The net proceeds from the offering of Class A Common Stock and Class C Capital Stock will be approximately $17.8 billion (assuming the underwriters of that offering do not exercise their over-allotment options to purchase additional shares), after deducting underwriting discounts and estimated offering expenses payable by Alphabet. The net proceeds from the offerings of depositary shares will be approximately $16.6 billion (assuming the underwriters of those offerings do not exercise their over-allotment options to purchase additional shares), after deducting underwriting discounts and estimated offering expenses payable by Alphabet. Alphabet intends to use the net proceeds from the concurrent underwritten offerings and the private placement for general corporate purposes, including capital expenditures to scale AI infrastructure and global compute. A portion of the net proceeds from the depositary share offerings will be used to pay the cost of the related capped call transactions described below. Alphabet intends to use the net proceeds of the ATM program, if any, primarily to facilitate, for a period of time, an administrative change in how Alphabet meets tax obligations associated with employee equity grants.

Terms of Depositary Shares and Underlying Mandatory Convertible Preferred Stock

Each depositary share of each series will represent a 1/20th interest in a share of the corresponding series of preferred stock. Holders of the depositary shares will be entitled to a proportional fractional interest in the rights and preferences of the preferred stock of the corresponding series, including conversion, dividend, liquidation and voting rights, subject to the provisions of the applicable deposit agreement. The shares of Series A Mandatory Convertible Preferred

Stock will accumulate dividends at a rate per annum equal to 6.25% on the liquidation preference thereof, which is $1,000 per share, payable in cash or, subject to certain limitations, by delivery of shares of Class A Common Stock or through any combination of cash and shares of Class A Common Stock, as determined by Alphabet’s board of directors (or an authorized committee thereof) in its sole discretion. Declared dividends on the Series A Mandatory Convertible Preferred Stock will be payable quarterly on February 15, May 15, August 15 and November 15 of each year to, and including, May 15, 2029, commencing on, and including, August 15, 2026. Unless earlier converted, each share of Series A Mandatory Convertible Preferred Stock will automatically convert on the second business day immediately following the last trading day of the final averaging period into between 2.2520 and 2.8160 shares of Class A Common Stock (and, correspondingly, each Series A depositary share will automatically convert into between 0.1126 and 0.1408 shares of Class A Common Stock), subject to customary anti-dilution adjustments, determined based on the volume-weighted average price of the Class A Common Stock over the 20 consecutive trading day period beginning on, and including, the 21st scheduled trading day prior to May 15, 2029. Other than during a fundamental change conversion period (as defined in the prospectus supplement relating to the offering), at any time prior to May 15, 2029, a holder of 20 Series A depositary shares may cause the bank depositary to convert one share of preferred stock of the corresponding series, on such holder’s behalf, into a number of shares of Class A Common Stock equal to the minimum conversion rate of 2.2520, subject to certain anti-dilution and other adjustments. The shares of Series B Mandatory Convertible Preferred Stock will accumulate dividends at a rate per annum equal to 6.25% on the liquidation preference thereof, which is $1,000 per share, payable in cash or, subject to certain limitations, by delivery of shares of Class C Capital Stock or through any combination of cash and shares of Class C Capital Stock, as determined by Alphabet’s board of directors (or an authorized committee thereof) in its sole discretion. Declared dividends on the Series B Mandatory Convertible Preferred Stock will be payable quarterly on February 15, May 15, August 15 and November 15 of each year to, and including, May 15, 2029, commencing on, and including, August 15, 2026. Unless earlier converted, each share of Series B Mandatory Convertible Preferred Stock will automatically convert on the second business day immediately following the last trading day of the final averaging period into between 2.2740 and 2.8420 shares of Class C Capital Stock (and, correspondingly, each Series B depositary share will automatically convert into between 0.1137 and 0.1421 shares of Class C Capital Stock), subject to customary anti-dilution adjustments, determined based on the volume-weighted average price of the Class C Capital Stock over the 20 consecutive trading day period beginning on, and including, the 21st scheduled trading day prior to May 15, 2029. Other than during a fundamental change conversion period (as defined in the prospectus supplement relating to the offering), at any time prior to May 15, 2029, a holder of 20 Series B depositary shares may cause the bank depositary to convert one share of preferred stock of the corresponding series, on such holder’s behalf, into a number of shares of Class C Capital Stock equal to the minimum conversion rate of 2.2740, subject to certain anti-dilution and other adjustments. Currently, there is no public market for the depositary shares or the preferred stock of either series. Alphabet has applied to list each series of the depositary shares on The Nasdaq Global Select Market under the symbols “GOOGM” and “GOOGN.”

Capped Call Transactions

In connection with the pricing of each offering of depositary shares representing mandatory convertible preferred stock, Alphabet has entered into privately negotiated capped call transactions with one or more option counterparties comprising one or more of the underwriters of the depositary share offerings and/or their respective affiliates and/or other financial institutions. The capped call transactions will cover, subject to customary anti-dilution adjustments, the number of shares of Class A Common Stock and Class C Capital Stock underlying the preferred stock sold in the depositary share offerings, based on the respective minimum conversion rates of each series of the preferred stock. The cap price of the capped call transactions relating to the depositary shares representing the Series A Mandatory Convertible Preferred Stock is initially $532.6704 per share of the Class A Common Stock, which represents a premium of approximately 50.0% over the public offering price of the Class A Common Stock in Alphabet’s concurrently priced registered public offering of Class A Common Stock. The cap price of the capped call transactions relating to the depositary shares representing the Series B Mandatory Convertible Preferred Stock is initially $527.7974 per share of the Class C Capital Stock, which represents a premium of approximately 50.0% over the public offering price of the Class C Capital Stock in Alphabet’s concurrently priced registered public offering of Class C Capital Stock. Each cap price will be subject to certain adjustments under the terms of the relevant capped call transactions. The capped call transactions are generally expected to reduce potential dilution to Alphabet’s Class A Common Stock or Class C Capital Stock, as applicable, upon conversion of the relevant series of preferred stock, with such reduction subject to a cap. If the underwriters of either series of depositary shares exercise their over-allotment option to purchase additional depositary shares, Alphabet expects to enter into additional capped call transactions with the relevant option counterparties.

Alphabet has been advised that, in connection with establishing their initial hedges of the capped call transactions, the option counterparties and/or their respective affiliates expect to enter into various derivative transactions with respect to the Class A Common Stock and the Class C Capital Stock concurrently with or shortly after the pricing of the depositary shares. These activities could increase (or reduce the size of any decrease in) the market price of the Class A Common Stock, the Class C Capital Stock or the depositary shares at that time. In addition, Alphabet has been advised that the option counterparties and/or their respective affiliates may modify their hedge positions by entering into and/or unwinding various derivative transactions with respect to the Class A Common Stock or the Class C Capital Stock and/or by purchasing or selling the Class A Common Stock and/or Class C Capital Stock, and/or other securities of Alphabet in secondary market transactions following the pricing of the depositary shares and prior to the mandatory conversion date of the relevant series of preferred stock (and are likely to do so during the final averaging period relating to the mandatory conversion of the relevant series of preferred stock and, to the extent Alphabet unwinds a corresponding portion of the capped call transactions in connection with an early conversion of the relevant series of preferred stock or repurchase of the relevant depositary shares, following any such early conversion or repurchase). This activity could also cause or avoid an increase or a decrease in the market price of the Class A Common Stock, the Class C Capital Stock or the depositary shares and could affect the value of the shares of Class A Common Stock or Class C Capital Stock, as applicable, that holders will receive upon conversion of the preferred stock and, to the extent the activity occurs during the final averaging period relating to the mandatory conversion of the preferred stock, it could also affect the number of shares of Class A Common Stock or Class C Capital Stock, as applicable, that holders will receive upon conversion.

Underwriters

Goldman Sachs & Co. LLC, J.P. Morgan, and Morgan Stanley are acting as lead joint book-running managers for the underwritten Class A Common Stock and Class C Capital Stock offerings. BofA Securities, Citigroup, Deutsche Bank Securities, HSBC, Wells Fargo Securities, Barclays, BNP Paribas, BTIG, Credit Agricole CIB, Mizuho, RBC Capital Markets, Societe Generale and TD Securities are also acting as joint book-running managers. Academy Securities, BBVA, COMMERZBANK, ING, MUFG, Santander, Scotiabank, Bancroft Capital, Blaylock Van, LLC, Cabrera Capital Markets LLC, Guzman & Company, Loop Capital Markets, Mischler Financial Group, Inc., Siebert Williams Shank and Telsey Advisory Group are acting as co-managers.

Goldman Sachs & Co. LLC, J.P. Morgan, and Morgan Stanley are acting as lead joint book-running managers for the underwritten depositary shares offerings. BofA Securities, Citigroup, Deutsche Bank Securities, HSBC, Wells Fargo Securities, Barclays, BNP Paribas, BTIG, Credit Agricole CIB, Mizuho, RBC Capital Markets, Societe Generale and TD Securities are also acting as joint book-running managers. Academy Securities, BBVA, COMMERZBANK, ING, MUFG, NatWest, Santander, Scotiabank, Standard Chartered Bank, Bancroft Capital, Blaylock Van, LLC, Cabrera Capital Markets LLC, Guzman & Company, Loop Capital Markets, Mischler Financial Group, Inc., Siebert Williams Shank and Telsey Advisory Group are acting as co-managers.

Registration Statement and Prospectus

Alphabet has filed a registration statement on Form S-3 (including a prospectus) with the Securities and Exchange Commission for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Alphabet has filed with the SEC for more complete information about Alphabet, these offerings and the ATM program. Each concurrent offering and any sales of stock under the ATM program may be made only by means of a prospectus supplement and accompanying prospectus. Copies of the registration statement, preliminary prospectus supplements and accompanying prospectuses related to the concurrent offerings and of the prospectus supplement related to the ATM program can be obtained by visiting the SEC’s website at http://www.sec.gov or by contacting Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at 1-866-471-2526 or by email at prospectus-ny@ny.email.gs.com; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by email at prospectus-eq_fi@jpmchase.com; or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, or by email at prospectus@morganstanley.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy these securities, nor any securities issuable upon conversion of these securities, nor does it constitute an offer, solicitation or sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration and qualification under the securities laws of such state or jurisdiction.

About Alphabet Inc.

Alphabet is a collection of companies, the largest of which is Google. Larry Page and Sergey Brin founded Google in September 1998 and the company is headquartered in Mountain View, Calif. Billions of people use its wide range of popular products and platforms each day, like Search, Ads, Chrome, Cloud, YouTube and Android.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. Examples of forward-looking statements include statements relating to the offerings of Class A Common Stock, Class C Capital Stock, preferred stock and depositary shares, expected sales under the ATM Program, and the anticipated use of the net proceeds therefrom, and the timing and extent of Alphabet’s use of the ATM program, as well as any other statement that does not directly relate to any historical or current fact. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted include, among others, those risks and uncertainties included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Alphabet’s Annual Report on Form 10-K for the year ended December 31, 2025, and in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, which are on file with the SEC and are available on its investor relations website at http://abc.xyz/investor and on the SEC website at www.sec.gov. Additional information may be set forth in other reports and filings the Company makes with the SEC. All information provided in this press release is as of the date hereof. Undue reliance should not be placed on the forward-looking statements in this press release, which are based on information available to us on the date hereof. Alphabet undertakes no duty to update this information unless required by law.

Contact

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